UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67488

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 9/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Murray Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE Loop 323 Suite 200
(No. and Street)

Tyler	Texas	75701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Murray 903-561-5588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Murray _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Murray Securities Inc _____ , as
of September 30th _____ , 20 23 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


TAMARA LEANN WILLIAMS
NOTARY PUBLIC
ID# 11018338
State of Texas
Comm. Exp. 01-19-2025

_____
Signature

Pres.
_____
Title

Tamara Leann Williams
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MURRAY SECURITIES INC.

Report Pursuant to Rule 17a-5(d)

September 30, 2023

MURRAY SECURITIES, INC.

TABLE OF CONTENTS


Sanville & Company LLC
Philadelphia | New York | Dallas


Report of Independent Registered Public Accounting Firm

To the Sole Shareholder of
Murray Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Murray Securities, Inc. (the Company) as of September 30, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2020.

Dallas, Texas
December 6, 2023

MURRAY SECURITIES, INC.
Statement of Financial Condition
September 30, 2023

ASSETS

Assets:

Cash	$	25,631
Deposit with clearing organization		10,961
Receivable from clearing organization		15,814
Investments in securities, (Cost $180,481)		180,375
Property and equipment, net		3,273
Deferred tax benefit		172
Right of use lease asset		94,004
Total Assets	$	330,230

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable	346
Accrued expenses	675
Deferred revenue	47,792
Corporate income tax payable	3,980
Right of use lease liability	94,004
Total liabilities	146,797

Stockholders' equity:

Common stock, 100,000 shares authorized with no par value, 500 shares issued and outstanding	10,000
Additional paid in capital	100,000
Retained earnings	73,433
Total stockholders' equity	183,433
Total Liabilities and Stockholders' Equity	$ 330,230

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Operations
For the Year Ended September 30, 2023

Revenues:		
Commissions income	$	144,181
Advisory fee income		511,164
Distribution fees		37,335
Fee income		29,871
Interest		3,575
Trading income		4,943
Total revenues		731,069
Expenses:		
Employee compensation, commissions, and benefits		546,534
Clearance and quotation fees		40,637
General and administrative		41,088
Professional fees		14,000
Communications and data processing		19,704
Depreciation		475
Occupancy		49,347
Other expenses		804
		712,589
Income before income taxes		18,480
Income tax expense		3,918
Net Income	$	14,562

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2023

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at September 30, 2022	500	$ 10,000	$ 100,000	$ 58,871	$ 168,871
Net income				14,562	14,562
Balances at September 30, 2023	500	$ 10,000	$ 100,000	$ 73,433	$ 183,433

The accompanying notes are an integral part of these financial statements.

MURRAY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2023

Cash flows from operating activities:

Net income	$	14,562
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Depreciation expense		475
Change in operating assets and liabilities:		
Increase in receivable from clearing organization		(178)
Increase in deposit with clearing organization		(151)
Increase in investment in securities		(180,375)
Increase in deferred tax benefit		(61)
Decrease in accounts payable		(453)
Increase in accrued expenses		2
Decrease in deferred revenue		(1,218)
Increase in corporate income tax payable		2,890
Net cash provided (used) by operating activities		(164,507)

Cash flows from investing activities:

Net cash used by investing activities:		--

Cash flows from financing activities:

Net cash provided by financing activities:		--
Net decrease in cash		(164,507)
Cash at beginning of year		190,138
Cash at end of year	$	25,631

Supplemental Disclosures

Cash paid for:		
Income taxes	$	1,082
Interest	$	--

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Murray Securities, Inc. (the "Company") was incorporated under the laws of the State of Texas on October 17, 2006. The Company is a registered broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis or the Company promptly transmits all customer funds and securities. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers.

The Company carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the client's purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Note 1 -   Summary of Significant Accounting Policies, continued

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the respective advisory platform. The Company provides ongoing investment advice as well as brokerage and execution services on transactions and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the respective advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined. The Company provides advisory services to clients on its respective advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees. Advisors assist the Company in performing its obligations. Fees are billed on a quarterly basis based on the account's value at the end of the quarter. Advance payments, if received, are deferred and recognized over the quarter in which the services are provided.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not at the time of sale because it is variable constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense.

Income Taxes

The Company uses the accrual method of accounting for income tax purposes. Deferred income taxes are determined using the liability method in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 740, Income Taxes. Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained upon examination. Uncertain tax positions are reduced by a liability for contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that payment will be made to the taxing authority. Years open for income tax examination by taxing authorities are 2020, 2021, 2022 and 2023.

Note 2 -   Fair Value Disclosures

The Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.

These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes money market funds and U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2023, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of the securities owned are deemed to be Level 1 investments at September 30, 2023, and during the period then ended.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition at September 30, 2023. As required by FASB ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
U.S. Treasury Securities (Matures 2/15/2024)	$ 180,375	$ 180,375	$ --	$ --
Total	$ 180,375	$ 180,375	$ --	$ --

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

As of September 30, 2023, the Company had net capital of $179,089 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of September 30, 2023, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 -   Clearing Deposit

The Company conducts substantially all business through its clearing firm which settles all trades for the Company, on a fully disclosed basis on behalf of its customers. Under its agreement with its clearing broker-dealer, the Company is required to maintain a clearing deposit of $10,000, which is included on the balance sheet as deposit with clearing organization.

Note 6 -   Lease Commitments

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease as of September 30, 2023, are as follows:

September 30, 2024	$ 45,880
September 30, 2025	45,880
September 30, 2026	11,470
	$ 103,230
Less present value discount	(9,226)
Right of use asset and liability	94,004

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended September 30, 2023

Schedule I

<u>MURRAY SECURITIES, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of September 30, 2023</u>

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$ 183,433
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		183,433
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	3,273	
Deferred tax asset	172	
		(3,445)
Net capital before haircuts on securities positions		179,988
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		(902)
Net capital		$ 179,086

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable		$ 346
Accrued expenses		671
Corporate income taxes payable		3,980
Deferred revenue		47,792
Total aggregate indebtedness		$ 52,789

Schedule I (continued)

MURRAY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 3,519
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 129,086
Net capital, less the greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 119,086
Ratio: Aggregate indebtedness to net capital	0.29 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital reported in FOCUS IIA	$ 179,482
Increase in haircuts of securities	(396)
Net capital per audited financial statements	$ 179,086

Schedule II & III

<u>MURRAY SECURITIES, INC.</u>
<u>Computation For Determination Of Reserve Requirements And</u>
<u>Information Relating To Possession Or Control Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>September 30, 2023</u>

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provisions of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

For the Year Ended September 30, 2023

 

Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Sole Shareholder of
Murray Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Murray Securities, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) acting as a mutual fund retailer (2) acting as a solicitor of time deposits in a financial institution throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) acting as a mutual fund retailer (2) acting as a solicitor of time deposits in a financial institution and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
December 6, 2023

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Murray Securities, Inc. Exemption Report

Murray Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as a solicitor of time deposits in a financial institution.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Gary Murray, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,



CEO

Date of Report: November 13, 2023

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

For the Year Ended September 30, 2023



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Sole Shareholder of
Murray Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023. Management of Murray Securities, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Accordingly, we

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
December 6, 2023







SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 09/30/23

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67488 FINRA SEP
MURRAY SECURITIES, INC
909 ESE LOOP 323 SUITE 200
TYLER, TX 75701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

GARY MURRAY 903-561-5588

2. A.	General Assessment (item 2e from page 2)	$901
B.	Less payment made with SIPC-6 filed (exclude interest) 04/19/23 (Date Paid)	(442)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	459
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $459

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MURRAY SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of ______________, 20 23.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/22
and ending 09/30/23

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 731,069

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   731,069

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   94,241

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   36,082

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   130,323

2d. SIPC Net Operating Revenues $ 600,746

2e. General Assessment @ .0015 $ 901

(to page 1, line 2.A.)

2